EXHIBIT 99.1

TRILOGY INTERNATIONAL PARTNERS INC. ANNOUNCES NEW LISTING ON THE NEX BOARD OF THE TSX VENTURE

EXCHANGE AND CONCURRENT VOLUNTARY DELISTING FROM THE TSX

Bellevue, Washington, December 9, 2022 – Trilogy International Partners Inc. (“Trilogy” or the “Company”) (TSX: TRL), which formerly owned wireless and broadband communications subsidiaries serving Bolivia and New Zealand, announced today that the Company is listing its common shares on the NEX board of the TSX Venture Exchange (the “NEX”). Trilogy expects that its common shares will begin trading under symbol “TRL” on the NEX on or about December 28, 2022. Concurrently, the Company has applied for the voluntary delisting of its common shares, currently listed under symbol “TRL”, from the Toronto Stock Exchange (the “TSX”), which is currently anticipated to occur on or about December 23, 2022 at the close of market.

“Following a thorough evaluation, Trilogy’s board of directors determined that it was in the best interests of the Company and its shareholders to list the Company’s common shares on the NEX, while concurrently delisting voluntarily from the TSX,” said John W. Stanton, Chairman of Trilogy’s board of directors. “We are aware that, after having sold all of its operating businesses this year, Trilogy could not continue to qualify for listing on the TSX indefinitely and that an orderly transition from the TSX to the NEX would avoid any interruption in our shareholders’ ability to transfer their shares on a recognized stock exchange. Listing Trilogy’s shares on the NEX at this time will also enable Trilogy to lower its operating costs due to reduced compliance expenses.”

As the Company will be a venture issuer following its listing on the NEX, it will be able to meet minimum board composition requirements under Canadian securities laws with only three directors. Accordingly, four of Trilogy’s directors – Nadir Mohamed, Alan Horn, Reza Satchu and Theresa Gillespie – have submitted resignation letters that will take effect on the date on which Trilogy’s delisting from the TSX occurs. John Stanton, Brad Horwitz and Mark Kroloff will remain on Trilogy’s board of directors.

Trilogy is not required to seek shareholder approval for the delisting of its common shares from the TSX, as an acceptable alternative market will exist for the common shares on or about the anticipated delisting date.

About Trilogy International Partners Inc.

Trilogy formerly operated wireless and broadband telecommunications subsidiaries in Bolivia and New Zealand. The Company sold its interests in those subsidiaries in May 2022, distributed a substantial portion of its proceeds from those transactions to shareholders in the form of a return of capital in June 2022, and has adopted a plan to liquidate.

Trilogy’s head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. For more information, visit www.trilogy-international.com.

Cautionary Statements

This press release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward-looking statements include, but are not limited to, the expected delisting of the Company’s Common Shares from the TSX and concurrent listing on the NEX. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

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Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this press release are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to statements about the expected delisting of the Company’s common shares from the TSX and concurrent listing on the NEX. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to Trilogy could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Such risks and uncertainties include but are not limited to changes in the securities regulations of Canada and the United States, to the listing and continued listing of the common shares on the NEX, and to changes in the listing requirements of the NEX, and other factors that may affect the timing and ability of Trilogy to complete the plan of liquidation.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this press release, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this press release. Please see our continuous disclosure filings available under Trilogy’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this press release represent our expectations as of the date of this press release. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investor Relations and Media Contact

Erik Mickels

Senior Vice President, Chief Financial Officer

425-458-5900

Erik.Mickels@trilogy-international.com

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